Mail Stop 3561

October 23, 2006

Via U.S. Mail & Facsimile (402) 397-1806
Ms. Robyn Mabe
Vice President and Chief Financial Officer
Western Sizzlin Corporation
1338 Plantation Road
Roanoke, VA 24012

> **Re: Western Sizzlin Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed October 12, 2006**
> **File No. 333-137222**

Dear Ms. Mabe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Recent Developments in Our Business, page 14

1. We have referred your response to question 17 from our letter of October 2, 2006 regarding whether you are holding yourself out as an investment company to the Division of Investment Management. If we have any additional comments, we will let you know.

2. You refer to a Form 8-K filed July 18, 2006 describing the investment authority delegated to Mr. Biglari. However, the correct date of the filing is July 14, 2006. Please revise to provide the correct date of this filing.

3. In addition, you describe here that the Board authorized Mr. Biglari to "utilize approved amounts of surplus cash and borrowed funds for making investments."

However, the authority granted by the Board as described in the 8-K you filed July 14, 2006 makes no mention of using borrowed funds. Rather, the filing states that the Board limited Mr. Biglari to making "capital allocation and investment decisions concerning the Company's surplus cash (defined as those funds in excess of operating capital requirements)." Please revise to resolve this discrepancy. If the Board at any time amended the authority it granted to Mr. Biglari, please state this fact.

4. We note your additional disclosure regarding use of margin loans and your line of credit to purchase stock in Friendly's. In the use of proceeds section, please disclose the material terms, including the interest rates, of both the margin loans and the line of credit.

Exhibit 5.0: Opinion of Cline Williams Wright Johnson & Oldfather, LLP

5. Please opine on whether the 594,429 shares are fully paid and non-assessable.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: <u>Via Facsimile (402) 397-1806</u>
   Michael Pallesen, Esq.
   Cline, Williams, Wright, Johnson & Oldfather, LLP